Exhibit 99.1

Financial Results

9M 2002

Table of Contents

9M2002 Financial Results
Results Overview
Investments and Financial Debt
EDP Produção
EDP Distribuição
Hidrocantábrico (100%)
Bandeirante
Telecoms
Information Technology
Consolidated Financial Results
Consolidated Extraordinary Results
Consolidated Income Statement
Adjusted Cash Flow and Consolidated Balance Sheet
Income Statement by Business Areas
Balance Sheet by Business Areas

9M2002 Financial Results

The EDP Group earned consolidated net income of €267.3 million in the first nine months of 2002, corresponding to earnings per share of €0.089 in the period.

€ m	9M2002	9M2001	/_\%
Operating Revenues	4,650.0	3,975.6	17.0%
Operating Costs	3,546.0	2,898.6	22.3%
EBITDA	1,104.0	1,077.0	2.5%
Operating Results	493.4	553.6	-10.9%
Financial Results	(204.8)	(288.7)	29.1%
Extraordinary Results	63.9	71.9	-11.1%
Net Income	267.3	264.7	1.0%
Earnings per share	0.089	0.088	1.0%

Cash Flow(1)	877.9	788.1	11.4%
Adjusted Cash Flow	758.3	833.6	-9.0%

Operating Investment	720.2	398.9	80.5%

Financial Debt	7,567.2	5,932.1	27.6%
Net Debt	7,499.2	5,637.3	33.0%

(1)
Cash flow = Net Income + Depreciation + Provisions

General Indicators	9M2002	9M2001	/_\%
Number of electricity clients
Portugal	5,637,650	5,502,981	2.4%
Hidrocantábrico(1)	548,364	536,794	2.2%
Bandeirante(2)	1,217,000	1,134,000	7.3%
Escelsa(3)	945,130	902,746	4.7%
Enersul(3)	588,874	560,431	5.1%
Electricity sales (GWh)
Portugal	27,744	26,807	3.5%
Hidrocantábrico(1)	9,062	8,655	4.7%
Bandeirante(2)	7,571	8,515	-11.1%
Escelsa(3)	4,427	4,541	-2.5%
Enersul(3)	1,997	2,043	-2.3%
Number of employees in the core business
Portugal	9,379	10,133	-7.4%
Hidrocantábrico(1)	1,349	1,342	0.5%
Bandeirante(2)	1,395	1,491	-6.4%
Escelsa(3)	1,357	1,438	-5.6%
Enersul(3)	943	995	-5.2%

(1)
Hidrocantábrico was equity consolidated (19% × 50%) for the first five months of 2002 (through May 30, 2002). From June until September 2002 it was proportionally consolidated in accordance with EDP's stake in its holding company Adygesinval (40%).

(2)
9M2001 — pro forma figures

(3)
Companies consolidated by the equity method

Note:  The accounts presented in this document are non-audited.

Results Overview
Revenues (€ m)	9M2002	9M2001	/_\%
EDP Produção	1,104.2	935.1	18.1%
EDP Distribuição	2,603.3	2,429.9	7.1%
Hidrocantábrico(1)	185.0	—	—
Bandeirante(2)	444.4	417.8	6.4%
Telecoms	222.9	109.4	103.8%
Information Technology	213.2	153.9	38.5%
Other & Adjustments	(123.0)	(70.4)	-74.7%

Consolidated	4,650.0	3,975.6	17.0%

EBITDA (€ m)	9M2002	9M2001	/_\%
EDP Produção	594.2	568.6	4.5%
EDP Distribuição	363.0	424.1	-14.4%
Hidrocantábrico(1)	48.2	—	—
Bandeirante(2)	57.1	59.6	-4.2%
Telecoms	(37.8)	(58.2)	35.1%
Information Technology	29.7	32.8	-9.4%
Other & Adjustments	49.6	50.1	-1.0%

Consolidated	1,104.0	1,077.0	2.5%

EBIT (€ m)	9M2002	9M2001	/_\%
EDP Produção	408.9	392.7	4.1%
EDP Distribuição	73.6	150.0	-50.9%
Hidrocantábrico(1)	31.9	—	—
Bandeirante(2)	35.7	41.0	-12.8%
Telecoms	(92.8)	(93.9)	1.2%
Information Technology	16.2	17.1	-5.2%
Other & Adjustments	19.9	46.8	-57.5%

Consolidated	493.4	553.6	-10.9%

(1)
Hidrocantábrico was equity consolidated (19% × 50%) for the first five months of 2002 (through May 30, 2002). From June until September 2002 it was proportionally consolidated in accordance with EDP's stake in its holding company Adygesinval (40%).
(2)
Bandeirante's 9M2001 figures in this section corresponds to the first eight months of 2001.

EDP Group's revenues for the 9M2002 amounted to €4,650.0 million increasing 17.0% relative to the 9M2001. However, such performance was not verified at EBITDA level due to a decrease in EDP Distribuição?s gross margin, following the 2002 regulatory review, and a decline from Bandeirante's contribution to the Group's consolidated operating results, attributable to a large extent to the Real devaluation against the Euro and a reduction in the company's gross margin.

EDP's domestic generation business, EDP Produção, is the largest contributor to the Group's EBITDA and EBIT. EDP Produção's performance continues to reflect both its management focus in improving margins and in maintaining the company's operating costs within best-practice levels and also the stable nature of the PPA contracts to which the majority of its installed capacity is bound.

In the domestic distribution business, despite the increase in EDP Distribuição's revenues, EBITDA and EBIT decreased during the period. This is largely attributable to ERSE's imposed cuts to the Use of the Distribution Grid (URD) and commercialisation tariffs (Credes and CSEP) following the last regulatory review, which was effective from January 2002.

Bandeirante has suffered from the adverse effect on consumption habits caused by Brazilian electricity-rationing programme (started on June 4, 2001 and ended on February 28, 2002), although with positive signs pointing to an upward trend in the last quarter. Bandeirante's contribution to EDP's results, however positive, was affected by the sharp devaluation of the Brazilian currency against the Euro. Bandeirante's EBITDA in Euro terms fell 32.6% to €57.1 million, comparing with the accumulated figure until September 2001 (see note 2).

Telecoms revenues have more than doubled from the 9M2001 and ONI's contribution to EDP consolidated EBITDA, however negative, has improved markedly by approximately €20.4 million.

Investments and Financial Debt
Operating Investments (€ m)	9M2002	YE2001	9M2001
EDP Produção	152.5	140.4	52.0
EDP Distribuição	212.7	265.9	175.3
Edinfor asset transfer	42.8	—	—
Other investments	169.9	—	—
EDP Energia	6.8	1.1	0.2
Hidrocantábrico (40%)	56.5	—	—
Brazil	52.0	102.4	43.9
Bandeirante(1)	17.2	65.7	22.1
Other	34.8	36.6	19.0
Telecoms	219.4	239.0	76.1
Information Technology	31.2	71.0	40.9
Other	31.9	29.5	10.4

Total	720.2	849.2	398.9
Financial Debt (€ m)	9M2002	YE2001	9M2001
Holding	5,593.9	4,842.7	4,635.4
EDP Produção	72.6	66.8	68.0
EDP Distribuição	83.9	40.1	44.8
Adygesinval + Hidrocantábrico	805.5	261.0	261.0
Brazil	321.1	158.9	362.9
Bandeirante(1)	215.7	42.4	272.7
Other	105.4	116.5	90.2
Telecoms	644.2	413.2	548.2
Information Technology	34.3	16.2	10.6
Other	11.7	0.3	1.3

Total Financial Debt	7,567.2	5,799.1	5,932.1
Cash and cash equivalents	68.0	34.4	294.8

Net Debt	7,499.2	5,764.7	5,637.3

(1)
Bandeirante's 9M2001 figures in this section corresponds to the first eight months of 2001.

Operating investment totalled €720.2 million in the 9M2002, almost two times the 9M2001 figure. This increase reflects the investments made by EDP Produção, EDP Distribuição and Oni and also to the fact that we are including as Group capex 40% of Hidrocantábrico's investments in 9M2002.

Regarding EDP Produção, the new TER CCGT and the expansion of the Venda Nova hydro power plant, accounted for €105.6 million and €11.1 million respectively of this company's 9M2002 operating investment.

As for EDP Distribuição, the €169.9 million investment made during the first nine months of 2002 was mostly focused on the distribution network. Additionally, €42.8 million refer to an intra-group asset transfer that was not a cash-outflow for the Group.

The largest contributor to the Group 9M2002 capex was Oni with €219.4 million investment mostly focused on the mobile operations (70% of ONI's total capex).

The inclusion of 40% of Hidrocantábrico's capex in the 9M2002 amounted to €56.5 million, which is mostly related to the construction of the Castejón CCGT that accounted for €52.4 million of the company's total investment, and also reflects the expansion to Madrid, Alicante and Valencia markets.

By the end of September 2002, EDP Group's total financial debt amounted to €7,567.2 million, up 27.6% and 30.5% from September 2001 and YE2001. This increase is mostly due to the consolidation of EDP's 40% stake in Adygesinval, which has a total debt of €2,014 million, from which €904 million belong to Hidrocantábrico. Between June and September of 2002, the amount of debt held at the holding level, which represents approximately 74% of EDP Group's external debt, increased €808.7 million or 16.9%, reflecting the financing of EDP's equity stake in Adygesinval, amounting to €784 millions.

Oni and the Brazilian subsidiaries are responsible for about €644.2 million and €321.1 million respectively of EDP's consolidated debt. By the end of September, Bandeirante's debt amounted to €215.7 million. We recall that Bandeirante is entitled to receive, through a special loan contracted with BNDES (which interest is a pass-trough to the final tariff), 90% of the approved recovery for the rationing losses and "Parcela A" costs, or R$306 million. This amount is to be received in three slices: the first one, of R$75.9 million, was received in February 2002; the second one, of R$184.3 million was received in September 2002; the last one should be received until the end of this year. Relative to 1H2002 figures, Bandeirante's debt increased by €110 million, thus reflecting the receiving of the second slice of this contracted loan.

Most of EDP Produção's external debt concerns the development of two cogeneration plants: €42 million relate to a 50MW cogeneration facility developed by Soporgen and another €10 million relate to a 44MW plant awarded to Energin. Furthermore, the expansion of Enernova activities, our wind farm developer, accounts for €15 million of our debt.

EDP Produção
Energy emission (GWh)	9M2002	9M2001	/_\%
Hydroelectric	3,767	10,770	-65.0%
Thermoelectric	14,158	9,589	47.6%
Binding Generation	17,925	20,359	-12.0%
HDN(1)	92	224	-58.9%
Hidrocenel(1)	147	260	-43.5%
EDP Energia	67	199	-66.1%
Non-Binding Generation	306	683	-55.1%
Biomass	26	16	64.2%
Wind Farms	77	57	35.5%
Cogeneration(2)	107	50	113.3%
Special Regime Producers	210	123	70.9%
Total EDP emission	18,441	21,164	-12.9%
Pumping	(513)	(311)	-64.8%

Net EDP emission	17,928	20,853	-14.0%
Pego thermal power station (SEP)(3)	3,757	2,735	37.4%
Tapada thermal power station (SEP)(3)	5,744	3,874	48.3%
Auto-producers (SEI)(3)	1,684	1,866	-9.7%
Import/(Export) net(3)	925	115	702.8%
Gross demand	30,038	29,444	2.0%
Synchronous compensation(3)	(29)	(26)	-13.1%
Own consumption—generation(3)	(3)	(2)	-4.4%
Own consumption—transmission grid(3)	(7)	(7)	-2.2%
Losses(3)	(464)	(535)	13.2%

Energy delivered to distribution	29,535	28,874	2.3%
EDP thermal emission (GWh)	9M2002	9M2001
Tapada do Outeiro	45	2
Carregado	2,162	761
Barreiro	194	131
Setúbal	4,527	2,164
Sines	7,224	6,482
Alto de Mira + Tunes	7	49

EDP thermal emission in the PES	14,158	9,589

(1)
HDN and Hidrocenel's power stations with installed capacity of less than 10 MW operating in the Non-Biding system are remunerated as Special Regime Producers. In HDN it represented 51 GWh in 9M2002 and 120 GWh in 9M2001. In Hidrocenel it represented 21 GWh in 9M2002 and 38 GWh in 9M2001.
(2)
Only energy sent out to the transmission and distribution grid.
(3)
Source: REN—Rede Electrica Nacional, S.A.

In the 9M2002, energy sent out to the transmission network totalled 30,038 GWh, which represents a growth of 2.0% when compared with the 9M2001. Due to the low rainfall recorded until September 2002 (hydro coefficient of 0.50 vs. 1.40 in 9M2001) thermal generation increased at the expense of hydro generation. Consequently, the contribution from EDP Produção's hydro power stations to the total energy produced in the Public Electricity System (PES) declined while the emission from its thermal power plants, as well as from the two IPPs Pego and Turbogás, increased.

The 14.0% decrease in EDP Produção's net emission had limited impact on the company's financial statements given that a large part of its generation capacity is bound to the PES under long-term Power Purchase Agreements (PPAs) which i) guarantee producers a fixed component (Capacity Charge) based on the contracted availability with the PES regardless of the energy produced; ii) permit the pass-through to the final tariff of total fuel costs by means of a variable component (Energy Charge) that is invoiced monthly to REN.

EDP Produção
Electricity sales (€ m)	9M2002	9M2001	/_\%
PPA Capacity Charge	648.2	632.9	2.4%
PPA Energy Charge	371.3	243.0	52.8%
Total CPPE	1,019.5	875.9	16.4%
HDN	16.4	11.3	44.3%
Hidrocenel	17.7	11.1	60.3%
Total Embedded	34.1	22.4	52.2%
Wind powered (Enernova)	6.3	3.4	84.3%
Cogeneration (Soporgen)	18.0	15.2	18.7%

Total EDP Produção	1,078.0	916.9	17.6%
Fuel costs (€ m)	9M2002	9M2001	/_\%
Coal	116.4	105.6	10.2%
Fuel-oil	222.4	113.4	96.1%
Natural Gas	15.8	5.9	169.9%
Diesel	0.9	4.5	-79.8%
CPPE	355.5	229.3	55.0%
Natural Gas	15.0	17.3	-13.1%
Soporgen	15.0	17.3	-13.1%

Total EDP Produção	370.5	246.6	50.2%

EDP Produção's electricity sales amounted to €1,078.0 million, an increase of 17.6% compared with the 9M2001. This increase was due to i) a €128.3 million growth in the PPA's Energy Charge which compensates EDP Produção's power stations, operating in the PES, for the higher fuel utilization, hence higher fuel costs, incurred in the 9M2002; ii) a €15.3 million growth in the PPA's Capacity Charge mostly attributable to an higher than last year's availability factor in CPPE's hydro power plants (12 mths. avg. verified availability / 12 mths. avg. contracted availability).

Regarding fuel costs, the €123.9 million increase from the 9M2001 figure reflect i) the general rise in fuel prices, the effects of which were not yet felt in the 9M2001; ii) the higher fuel utilization, associated with a greater recourse to thermal generation in what was a typical dry year; and iii) the increased weight of fuel-oil (more expensive) in the fuel consumption mix of EDP Produção.

The improvement in EDP Produção's gross margin is explained not only by the higher availability of CPPE's hydro power plants but also due to the fact that EDP Produção managed to increase the efficiency of its fuel procurement activity and has acquired coal in the 9M2002 at below the EU coal price index (used as the PPA Energy Charge's benchmark by which CPPE is paid for the acquisition of coal). This is reflected in the €15.8 million difference between CPPE fuel costs and the PPA Energy Charge in the 9M2002.

EDP Produção
Outside supplies and services (€ m)	9M2002	9M2001	/_\%
Insurance costs	9.2	6.2	47.1%
Maintenance costs	13.5	12.4	8.7%
Surveilance and security	1.7	1.7	-1.3%
Specialized works	1.3	6.6	-80.7%
Other	14.1	10.1	40.4%

Total Non-Group OSS	39.8	37.1	7.4%

Adjusted O. supplies and services (€ m)	9M2002	Adj 9M01	/_\%	YE2001
Insurance costs	9.2	6.2	47.1%	5.5
Maintenance costs*	13.5	19.0	-28.7%	25.3
Surveilance and security	1.7	1.7	-1.3%	2.5
Specialized works	1.3	6.6	-80.7%	4.1
Other	14.1	10.1	40.4%	15.1

Total Non-Group OSS	39.8	43.6	-8.7%	52.5
Personnel costs (€ m) (€ m)	9M2002	9M2001	/_\%
Total Personnel Costs	90.8	80.3	13.0%
Pension Premiums	8.3	5.4	51.6%
Early Retirement Correction	9.9	7.5	31.5%
Social benefits with early retirees	1.1	0.9	26.6%
Medical care with inactives	1.7	1.7	4.3%

Personnel costs (active workers)	69.8	64.8	7.7%
Number of employees	2,167	2,227	-2.7%
MW/Employee	3.5	3.4	3.4%

Adjusted personnel costs (€ m)	9M2002	75% YE01	/_\%	YE2001
Total Personnel Costs	90.8	85.1	6.6%	113.5
Pension Premiums	8.3	5.7	46.1%	7.5
Early Retirement Correction	9.9	7.7	27.9%	10.3
Social benefits with early retirees	1.1	0.8	30.1%	1.1
Medical care with inactives	1.7	1.7	1.0%	2.3

Personnel costs (active workers)	69.8	69.2	0.9%	92.2

In the 9M2002 outside supplies and services provided by non-group companies was 7.4% higher than the 9M2001 figure. Given the seasonality of the maintenance works on EDP Produção's power plants, which were heavily concentrated in the last three months of 2001, we are taking into account for analysis purposes 75% of the YE2001 cost (75% × €25.3 million) as a proxy for a yearly comparison. Therefore, by adjusting maintenance costs, this item would have fallen by around 29% instead of the 8.7% rise versus the 9M2001, meaning a decrease around 9% in the total outside supplies and services provided by non-group companies.

Following the creation of EDP Produção in the 2Q2001 a new accounting and information management system based on the SAP platform was implemented and, in light of the personnel relocation associated to this restructuring process, the Human Resources module took some time to become stable. Thus, for analysis purposes, we are opting to compare the 9M2002 figures with 75% of YE2001 figures, which we believe are a proxy to last year's 9M2001 personnel costs. As such, total personnel cost rose 6.6%, relative to 75% of the year-end's figure, to €90.8 million. When corrected for early-retirements, pension premiums (which are offset against a provision at the holding company level) and other costs associated with non-active workers, personnel costs increased 0.9%. This growth is fundamentally attributable to: i) the reduction of EDP Produção's workforce by 60 people between the 9M2001 and the 9M2002; ii) which was not enough to offset the effect of the 2002 salary increase of 3.4%.

EDP Produção
Operating Income Statement (€ m)	9M2002	9M2001	/_\%
Electricity Sales	1,078.0	916.9	17.6%
Services Provided	16.7	9.2	81.3%
Other Sales	9.6	8.9	7.3%
Operating Revenues	1,104.2	935.1	18.1%
Electricity	14.2	2.1	560.6%
Fuel for electricity generation	370.5	246.6	50.2%
Direct Activity Costs	384.7	248.8	54.6%
Gross Profit	719.5	686.3	4.8%
Gross Profit/Revenues	65.2%	73.4%	-8.2p.p.
Sundry materials and goods for resale	3.6	2.5	45.3%
Outside supplies and services—Group	8.7	14.6	-40.6%
Outside supplies and services—Non-Group	39.8	37.1	7.4%
Personnel costs	90.8	80.3	13.0%
Concession fees	2.7	3.0	-9.2%
Other operating costs (or revenues)	(3.0)	(0.4)	-704.3%
Own work capitalised	(17.2)	(19.4)	11.2%
Operating Costs	125.3	117.7	6.5%
EBITDA	594.2	568.6	4.5%
EBITDA/Revenues	53.8%	60.8%	-7.0p.p.
Depreciation and amortisation	169.9	168.7	0.8%
Provisions	15.4	7.3	111.1%
EBIT	408.9	392.7	4.1%
EBIT/Revenues	37.0%	42.0%	-5.0p.p.
Investment (€ m)	9M2002	9M2001	/_\%
Binding Generation	27.6	22.2	24.2%
Non-Binding Generation	105.9	6.7	1481.7%
Special Regime Producers	7.8	14.7	-46.8%
Other investments	11.3	8.5	33.1%

Total operating investment	152.5	52.0	193.1%
Recurring investment	20.5	13.7	49.7%
Non-recurring investment	132.0	38.4	244.2%

EDP Produção's EBITDA increased 4.5% from €568.6 million in the 9M2001 to €594.2 million in the 9M2002. Regarding capex, the substantial increase from last year's amount relates to the continuation of works in increasing the installed capacity of Venda Nova hydro power plant (PES), an investment of €11.1 million in the 9M2002, and the beginning of construction of the new TER CCGT power plant (NBES), an investment of €105.6 million in the 9M2002. This increase was partly offset by the conclusion, in the beginning of 2002, of the Soporgen and Energin plants, two co-generation plants 82% and 65% owned by EDP.

The current installed capacity of Venda Nova is 90 MW. By September 2004 two additional 94 MW groups are planed to start operating under the current PPA. Total investment in increasing Venda Nova's capacity (at technical costs) is expected to be in the order of €139.0 million of which €60.4 million has already been made.

The new TER CCGT comprises three 400 MW groups that will start operating in the beginning of 2004, end of 2004 and end of 2006. Out of the total planned investment (at technical costs), which amounts to €675.0 million (or €478.0 million for the first two groups), €167.5 million has already been made.

EDP Distribuição
Energy Sales (GWh)	9M2002	9M2001	/_\%
Energy delivered to Distribution	29,535	28,874	2.3%
Own consumption—distribution	(36)	(29)	-22.9%
Distribution losses	(1,756)	(2,038)	13.9%
VHV (Very high voltage)	622	594	4.6%
HV (High voltage)	2,588	2,586	0.1%
MV (Medium voltage)	8,565	8,449	1.4%
SLV (Special low voltage)	2,155	2,093	2.9%
LV (Low voltage)	12,423	11,963	3.8%
PL (Public lighting)	815	758	7.5%
Electricity sales—PES	27,168	26,443	2.7%
EDP	393	158	148.5%
Non-EDP	183	205	-10.8%
Electricity sales—NBES	576	363	58.7%

Total electricity sales	27,744	26,807	3.5%
Electricity consumers	9M2002	9M2001	/_\%
VHV (Very high voltage)	11	11	0.0%
HV (High voltage)	98	97	1.0%
MV (Medium voltage)	20,308	19,262	5.4%
SLV (Special low voltage)	27,227	26,220	3.8%
LV (Low voltage)	5,549,126	5,417,832	2.4%
PL (Public lighting)	40,801	39,545	3.2%
Binding consumers	5,637,571	5,502,967	2.4%
EDP	79	14	464.3%
Non-EDP	55	10	450.0%
Non-binding consumers	134	24	458.3%

Total electricity consumers	5,637,705	5,502,991	2.4%

By the end of the 3Q2002, total energy distributed in Portugal reached 27,744 GWh, which represents an annual growth of 3.5% in electricity consumption. Of the total electricity distributed in the country 97.9%, or 27,168 GWh, was sold through the PES, the binding system, and the balance, or 576 GWh, was distributed in the non-binding system.

Consumption in the PES grew 2.7% during the period largely due to the increase in sales across all low voltage segments: public lighting up 7.5%, low voltage up 3.8% and special low voltage up 2.9%. In the non-binding system, EDP achieved a 68.3% market share with 393 GWh of electricity sold to its 79 customers that have opted to be supplied in the liberalized market.

Ending September, total electricity clients reached 5,637,705, representing a 2.4% annual growth. Considering the new eligibility threshold defined by ERSE in January 2002 (all consumers except low voltage became eligible), the number of eligible clients reached 20,551, from which 134 were acquiring energy in the market system.

EDP Distribuição

According to ERSE's regulatory framework for the years 2002 to 2004, a proxy to EDP Distribuição's gross profit can be calculated by adding the allowed (or regulated) revenues for the Use of the Distribution Grid (URD), which varies with the amount of electricity that flows through the distribution network, and the allowed (or regulated) revenues for both commercialization activities: the Network Services (CRedes) and the Supply in the Public System (CSEP). The figures presented in the table below adjust ERSE's published URD regulated revenues, set for the year 2002, to the electricity that flowed through EDP Distribuição's network during the first nine months of 2002.

Regulated Revenues (URD adjusted to 9M2002 consumption)	9M2002
Allowed revenues for the Use of the Distribution Grid: HV and MV (€ / MWh)	10.23
Electricity delivered to binding and non-binding consumers: HV and MV (GWh)	28,200
Allowed revenues for the Use of the Distribution Grid: LV (€ / MWh)	25.29
Electricity delivered to binding and non-binding consumers: LV (GWh)	15,393

URD total allowed revenues before t-2 tariff adjustment (€ m)	677.8
Allowed revenues for the Network Services activity: VHV; HV and MV (€ m)	8.4
Allowed revenues for the Network Services activity: SLV (€ m)	7.0
Allowed revenues for the Network Services activity: LV (€ m)	86.6

CRedes total allowed revenues before t-2 tariff adjustment (€ m)	102.1
Allowed revenues for the Supply in the Public System activity: VHV; HV and MV (€ m)	2.9
Allowed revenues for the Supply in the Public System activity: SLV (€ m)	1.4
Allowed revenues for the Supply in the Public System activity: LV (€ m)	54.5

CSEP total allowed revenues before t-2 tariff adjustment (€ m)	58.7
Total allowed revenues before t-2 tariff adjustment (€ m)	838.5
t-2 tariff adjustment (€ m)	14.8

Total allowed revenues after adjustments (€ m)	823.8
Electricity Sales (€ m)	9M2002	9M2001	/_\%
VHV (Very High Voltage)	26.9	27.7	-2.5%
HV (High Voltage)	116.2	129.6	-10.3%
MV (Medium Voltage)	601.8	578.9	4.0%
SLV (Special Low Voltage)	206.1	193.7	6.4%
LV (Low Voltage)	1,557.3	1,448.2	7.5%
Public lighting	62.2	59.2	5.1%
Interruptibility discounts	(19.0)	(18.1)	-5.1%
Tariff correction discounts	(3.8)	(18.8)	79.9%
Invoiced Sales—BES	2,547.9	2,400.3	6.1%
Invoiced Sales—NBES(1)	7.4	1.7	339.0%
Distribution 1999 Reposition	—	26.6	—
Distribution 2000 Reposition	15.4	—	—
Distribution 2001	—	(12.0)	—
Distribution 2002	17.1	—	—
Tariff Adjustments	32.5	14.7	—

Electricity Revenues	2,587.8	2,416.7	7.1%
Direct Activity Costs (€ m)	9M2002	9M2001	/_\%
Electricity purchases	1,748.7	1,510.4	15.8%
Gross Profit Analysis (€ m)	9M2002	9M2001	/_\%
Sales to customers	2,587.8	2,416.7	7.1%
Tariff adjustments' reposition	15.4	26.6	—
Sales to customers before reposition	2,572.5	2,390.0	7.6%

Gross profit	823.8	879.6	-6.3%

(1)
Until June 2002 these revenues were accounted for under "Services Provided". As such, for comparasion purposes the figures presented include the amount accounted for under that item (€1.7 million for the 9M2001; €4.2 million for the 9M2002)

EDP Distribuição's total revenues are obtained by adding to the regulated revenues of its activities, the cost of electricity purchases. This cost, which is a complete pass-through to the final tariff, encompasses the generation costs, the transmission costs and the global use of the system costs and is also subject to ERSE's approval and regulation. Total Electricity Revenues increased 7.1% during the period, to €2,587.8 million, from which €7.4 million were originated in the non-binding system. In addition, regarding the energy sold by the other suppliers operating in the NBES (183 GWh during the period), EDP Distribuição is entitled to receive the tariff for the Use of the Distribution Grid (URD) and the Network Services (Credes) tariff.

Gross profit before the 2000 tariff reposition fell by around 6.3% in comparison with last year's, mostly due to the sharp decrease in the tariffs charged for the Use of the Distribution Grid and for EDP Distribuição's commercial activities.

EDP Distribuição
Outside supplies and services (€ m)	9M2002	9M2001	/_\%
Maintenance costs	34.4	40.3	-14.5%
Specialized works	23.5	25.7	-8.4%
Communications	11.6	11.2	4.3%
Insurance costs	4.9	4.2	14.9%
Others	16.4	18.1	-.8%

Total Non-Group OSS	90.9	99.5	-.7%
Personnel costs (€ m)	9M2002	9M2001	/_\%
Total Personnel Costs	289.7	274.8	5.4%
Pension Premiums	27.9	20.0	39.7%
Early Retirement Correction	58.0	42.9	35.2%
Social benefits with early retirees	8.7	6.5	33.5%
Medical care with inactives	8.0	3.2	151.2%

Personnel costs (active workers)	187.2	202.3	-7.5%
Number of employees	7,191	7,872	-8.7%
Customers per employee	784	699	12.1%

Despite the substantial increase in EDP Distribuição's insurance costs, outside supplies and services provided by non-Group companies have decreased by €8.7 million or 8.7% between the third quarter of 2001 and the third quarter of 2002. This decrease reflects the renegotiation of some maintenance contracts and the fact that last year's figure for this item was magnified by the adverse weather conditions that forced EDP to incur in additional outsourced maintenance.

The positive performance of this operating cost item gives evidence of the good results arising from the implementation in EDP Distribuição of the Efficiency cost-cutting programme which targets a reduction in both outside supplies and services and technical materials (which have also decreased during the period).

EDP Distribuição's personnel costs rose 5.4% relative to the same period last year to €289.7 million. If corrected for early-retirements, pension premiums (which are offset against a provision at the holding company level) and other costs associated with non-active workers, personnel costs would have decreased 7.5%. The evolution in the item personnel costs (adjusted to account for active workers only) reflects the sharp decrease in EDP Distribuição's workforce, which more than offset the 3.4% salary increase in the year 2002.

EDP Distribuição
Operating Income Statement (€ m)	9M2002	9M2001	/_\%
Electricity Sales—Group	0.7	2.1	-66.3%
Electricity Sales—Non-Group	2,583.0	2,412.9	7.0%
Services Provided	18.3	14.1	30.2%
Other Sales	1.3	0.8	53.8%
Operating Revenues	2,603.3	2,429.9	7.1%
Direct Activity Costs	1,748.7	1,510.4	15.8%
Gross Profit	854.6	919.4	-7.1%
Gross Profit/Revenues	32.8%	37.8%	-5.0p.p.
Sundry materials and goods for resale	50.8	80.8	-37.2%
Outside supplies and services — Group	56.4	54.5	3.5%
Outside supplies and services — Non-group	90.9	99.5	-8.7%
Personnel costs	289.7	274.8	5.4%
Concession fees	115.3	106.8	8.0%
Other operating costs (or revenues)	(8.7)	(9.6)	9.5%
Own work capitalised	(102.8)	(111.6)	7.8%
Operating costs	491.6	495.3	-0.7%
EBITDA	363.0	424.1	-14.4%
EBITDA/Revenues	13.9%	17.5%	-3.5p.p.
Depreciation and amortisation	246.7	241.2	2.3%
Provisions	42.7	32.9	29.8%
EBIT	73.6	150.0	-50.9%
EBIT/Revenues	2.8%	6.2%	-3.3p.p.

Investment (€ m)	9M2002	9M2001	/_\%
Distribution Grid	144.2	142.7	1.0%
Public lighting	7.1	12.0	-40.7%
Information Systems	42.8	0.4	—
Other Investments	18.6	20.2	-8.0%

Total operating investment	212.7	175.3	21.3%
Recurring investment	163.9	164.2	-0.2%
Non-recurring investment	48.8	11.1	339.6%

Despite the reduction in controllable operating costs, EDP Distribuição's EBITDA fell 14.4% to €363.0 mainly as a result of the cut in the Use of the Distribution Grid tariff between 2001 and 2002. ERSE's published tariffs (November 2001) for 2002 enforced a decrease in the Use of the Distribution Tariff of 8.1% in VHV, 4.5% in HV, 9.2% in MV and 5.4% in LV.

These tariff reductions contributed to a significant decrease in EDP Distribuição's gross margin and therefore lower EBITDA when compared with last year. In addition, the significant increase in provisions for bad debt accounts, led to a fall in EBIT to €73.6 million in the 9M2002 period from €150.0 million in last year's period.

EDP Distribuição's capex increased 21.3% during the period to €212.7 million. This increase is explained by an internal change in ownership of some €42.8 million worth of assets that correspond to non-recurring investments made in a commercial and administrative IT system based on the SAP platform. As such, this transfer does not affect the Group's cash-(out)flow. EDP Distribuição's recurring investment, which accounted for 77% of the company's capex during the period, is mostly related to the expansion and improvement of the distribution network.

Hidrocantábrico (100%)
Spain Generation (GWh)	9M2002	9M2001	/_\%
Normal	128,616	127,523	0.9%
Special Regime	24,717	22,670	9.0%
Imports	6,848	5,614	22.0%

Total	160,181	155,807	2.8%
HC's Electricity Generation (GWh)	9M2002	9M2001	/_\%
Hydroelectric	487	756	-35.6%
Nuclear	868	897	-3.2%
Aboño	5,254	4,764	10.3%
Soto de Ribera	3,574	2,215	61.4%
Thermal	8,828	6,979	26.5%

Total Generation	10,183	8,632	18.0%
Generation losses	(94)	(101)	6.9%
Energy delivered to the Pool	10,089	8,531	18.3%

HC's Performance in the Pool	9M2002	9M2001	/_\%
Average HC Selling Price(1) (€/MWh)	46.98	33.48	40.3%
Average Pool Price(1) (€/MWh)	50.58	35.37	43.0%
HC's market share in wholesale market	7.8%	6.7%	1.2p.p.

(1)
Includes wholesale market, ancillary services and capacity payment.

Hidrocantábrico's emission during the 9M2002 totalled 10,183 GWh, an 18.0% increase in comparison with the 9M2001. This surge in Hidrocantabrico's generation output is attributable to the sustained demand growth experienced in the Spanish electricity market as well as to the increased utilization of its thermal power plants in the context of an extremely poor hydrological year and a relatively low system reserve margin.

Under the current market conditions, Hidrocantábrico took advantage of its generation mix, being able to place its electricity surplus in the Spanish pool at very competitive prices. As a result, Hidrocantábrico managed to increase its market share by 1.2 p.p. to 7.8% in a yearly basis. The new CCGT plant, with 380 MW of installed capacity, started dispatching on October 1st, and is expected to reinforce Hidrocantábrico's market share to 8.6% by 2003.

Overall, Spanish pool prices were relatively high for most of the year enabling Hidrocantábrico to achieve an average selling price of approximately €47 per MWh.

Hidrocantábrico (100%)
Distribution (GWh)	9M2002	9M2001	/_\%
Low Voltage	1,445	1,409	2.6%
Medium Voltage	615	547	12.4%
High Voltage	4,106	3,837	7.0%

Total Electricity	6,166	5,793	6.4%

Gas	1,093	1,166	-6.3%
Supply (GWh)	9M2002	9M2001	/_\%
Asturias	838	623	34.5%
Rest of Spain	2,058	2,239	-8.1%

Electricity supplied	2,896	2,862	1.2%
Asturias	137	—	—
Rest of Spain	1,052	—	—

Gas supplied	1,189	—	—
Distribution (# customers)	9M2002	9M2001	/_\%
Low Voltage	545,960	533,990	2.2%
Medium Voltage	103	100	3.0%
High Voltage	9	10	-10.0%

Total Electricity	546,072	534,100	2.2%

Gas	143,311	133,362	7.5%
Supply (# customers)	9M2002	9M2001	/_\%
Asturias	473	451	4.9%
Rest of Spain	1,819	2,243	-18.9%

Electricity customers	2,292	2,694	-14.9%
Asturias	11	—	—
Rest of Spain	72	—	—

Gas customers	83	—	—
Distribution (€ m)	9M2002	9M2001	/_\%
Transmission tariff	2.5	2.5	0.2%
Distribution tariff	67.1	60.8	10.3%
Commercialisation tariff	5.4	5.3	3.2%

Elect. regulated rev.	75.0	68.6	9.3%
Regulated revenues(1)	18.3	—	—
Non-regulated gr. profit(2)	5.3	18.5	—

Gas gross profit	23.6	18.5	27.4%

(1)
1H2002—March until September values
(2)
1H2002—January and February values

Supply (€ m)	9M2002	9M2001	/_\%
Asturias	44.6	30.3	46.9%
Rest of Spain	109.5	109.0	0.4%

Electricity sales	154.0	139.4	10.5%
Asturias	2.0	—	—
Rest of Spain	15.2	—	—

Gas sales	17.2	—	—

Total electricity distribution increased 6.4% from last year's level, reaching 6,166 GWh. High voltage consumption represents 67% of company's distribution, which reflects the heavy weight of industrial clients in the company's client portfolio. According to the prevailing regulation for the Spanish electricity sector, Hidrocantábrico's allowed (or regulated) revenues for the electricity distribution activity amounted to €75.0 million.

Gas distribution to regulated clients, in the first nine months of 2002, decreased 6.3% to 1,093 GWh as industrial clients and cogenerators switched to non-regulated supply. We restate that gas distribution activity is, since late February 2002, subject to a new regulation that, similarly to the electricity distribution regulation, sets a cap on distributors gross margin through the definition of a maximum allowed (or regulated) revenues for this activity. Therefore, Hidrocantabrico's gas distribution gross margin reflects, in the 9M2002, revenues from sales during January and February at a unit tariff and the enforcement of the new regulation from February onwards.

Regarding the non-regulated activity, the downward trend in this year at the number of non-regulated electricity clients outside Astúrias continues to demonstrate a less aggressive stance towards the unregulated market, mostly due to the higher pool prices. Despite of a number of clients reduction, the company managed a 10.5% increase in non-regulated electricity supply revenues, which reflects the high pool prices experienced in the first nine months of 2002.

Hidrocantábrico (100%)
Revenues contribution (€ m)	9M2002	9M2001	/_\%
Generation & Supply	656.4	465.0	41.2%
Electricity Distribution	391.9	285.8	37.1%
Cogen & Renewables	14.7	11.9	24.0%
Gas Distribution	41.0	42.7	-4.0%
Other & Adjustments	(8.6)	12.3	—

Revenues	1,095.4	817.7	34.0%
EBITDA contribution (€ m)	9M2002	9M2001	/_\%
Generation & Supply	230.1	138.0	66.7%
Electricity Distribution	51.3	50.3	2.1%
Cogen & Renewables	4.1	0.3	—
Gas Distribution	20.4	16.7	22.0%
Other & Adjustments	(19.5)	(19.9)	2.0%

EBITDA	286.3	185.3	54.5%

Number of employees	9M2002	9M2001	/_\%
Generation	484	465	4.1%
Electricity Distribution	383	383	0.0%
Comercialisation	107	98	9.2%
Gas Distribution	49	58	-15.5%
Special Regime	151	149	1.3%
Holding and other	175	189	-7.4%

Number of employees	1,349	1,342	0.5%

In the 9M2002, electricity generation and supply EBITDA grew 66,7% in comparison with last year's, continuing to represent a large stake (80%) of Hidrocantábrico's total EBITDA. Such performance is attributable to i) a sustained electricity demand growth of almost 3% during the first nine months of the year; ii) an increase in the generation output due to the intensive use of thermal power plants in a dry year; iii) the high pool prices experienced during 2002 caused by tight coverage conditions and amplified fuel costs.

The high pool prices, experienced during 2002, contributed to the increase in the Spanish electricity system costs exceeding significantly the predetermined regulated costs defined by the regulatory authorities at the beginning of the year. This resulted in a system "tariff deficit", which is supported by the Spanish generators companies. Hidrocantábrico has accounted for this tariff deficit in accordance to current regulation for a deficit year, resulting in a negative impact in net sales figures of €37.2 million.

Electricity distribution business continues to reflect the expansion of its activity to the Madrid, Alicante and Valencia markets, posting €17.2 million in EBITDA between July and September 2002. Regarding the gas distribution activity, the 22.0% increase in EBITDA still reflects i) the high demand in January and February when revenues were calculated based on unit prices and ii) the regulatory change in the beginning of the year, that since late February 2002 guarantee gas distributors a stable gross margin, offsetting a lower demand felt since March 2002.

Hidrocantábrico (100%)
Financial Results (€ m)	9M2002	9M2001	/_\%
Expenses and losses	39.2	41.9	-6.5%
Interest payable	28.2	30.7	-8.1%
Losses in group and associated companies	7.3	7.6	-3.8%
Unfavourable foreign exchange differences	0.3	0.5	-38.6%
Other	3.3	3.0	8.0%

Net financial items	(27.7)	(31.6)	12.5%

Income and gains	11.5	10.3	11.8%
Interest receivable	0.4	0.5	-21.8%
Gains in group and associated companies	9.3	8.5	8.6%
Favourable foreign exchange difference	1.2	0.8	53.8%
Investment income	0.2	0.2	4.0%
Gains in treasury and other applications	0.5	0.3	62.0%
Extraordinary Results (€ m)	9M2002	9M2001	/_\%
Fixed assets gains/(losses)	(0.1)	2.9	—
Prior year adjustment (net)	(4.8)	(1.3)	-272%
Other gains/(losses)(1)	(26.5)	(2.1)	—

Extraordinary Results	(31.4)	(0.5)	—

(1)
Includes a generic provision of €26.3 million.
Investment (€ m)	9M2002	9M2001	/_\%
Generation	60.1	95.9	-37.3%
Electric distribution	38.9	22.9	69.8%
Comercialisation	1.8	2.9	-37.8%
Gas distribution	23.2	12.4	86.2%
Special Regime	16.1	3.0	435.3%
Other operating investment	1.2	1.9	-36.9%

Total operating investment	141.2	139.0	1.6%
Recurring investment	57.5	42.1	36.6%
Non-recurring investment	83.7	96.9	-13.7%

Hidrocantábrico's financial debt increased from €853 million by YE2002 to €904 million at September 2002. However, at the financial results level this was more than offset by a reduction in Hidrocantábrico's average interest rate to 4.2% in the first nine months of 2002. As a result, interest payable decreased 8.1% when compared with the 9M2001.

Regarding capex, the 3Q2002, on a stand-alone basis, accounted for €64.1 million. This is explained by the strong increase in electricity and gas distribution investments, as well as, the accounting in this quarter of the investments made in special regime projects, incurred during the year, in order of €16.1 million. The 70% increase in electricity distribution investments reflects the expansion of this activity to Madrid, Valencia and Alicante markets, which accounted for €13.7 million in the first nine months of 2002. Gas operations' capex increased on the back of the acquisition of Gas Figueres, S.A. (€6.8 million) and the development of the gas network.

Regarding generation, the 37.3% decrease in investment is associated to the lower capex committed to the construction of the Castejón CCGT. The new CCGT power plant, with an installed capacity of 380 MW and a total investment in the order of €180.0 million, started its operations in the 1st of October.

Hidrocantábrico (100%)
Income Statement (€ m)	9M2002	9M2001	/_\%
Revenues	1,095.4	817.7	34.0%
Direct Costs	667.0	508.3	31.2%
Gross Profit	428.5	309.4	38.5%
Gross Profit/Revenues	39.1%	37.8%	1.3p.p.
Outside supplies and services	90.5	73.3	23.5%
Personnel costs	58.7	56.3	4.2%
Other operating costs (or revenues)	2.2	(1.0)	—
Own work capitalised	(9.2)	(4.6)	-100.5%
Operating Costs	142.2	124.0	14.6%
EBITDA	286.3	185.3	54.5%
EBITDA/Revenues	26.1%	22.7%	3.5p.p.
Depreciation	78.6	75.9	3.6%
Provision	6.0	0.5	—
EBIT	201.8	109.0	85.2%
EBIT/Revenues	18.4%	13.3%	5.1p.p.
Financial income and gains	11.5	10.3	11.8%
Financial expenses and losses	39.2	41.9	-6.5%
Financial Results	(27.7)	(31.6)	12.5%
Extraordinary income and gains	3.6	10.5	-65.2%
Extraordinary expenses and losses	35.0	11.0	219.2%
Extraordinary Results	(31.4)	(0.5)	—
Income Before Taxes	142.7	76.8	85.8%
Income taxes	50.4	25.8	95.2%
Minority interests	(1.3)	(1.1)	-20.7%

Net Income	93.6	52.1	79.7%

Note: EDP Group consolidated 40% from June 2002 to September 2002.

Overall, Hidrocantábrico's EBITDA between the 9M2001 and the 9M2002 increased 54.5%, mostly explained by the climb at generation and supply activity performance, as clarified before. In addition, the beginning of the natural gas non-regulated supply operations in 2002, also contributed to EBITDA's rise. Also worth mentioning, is the 23.5% increase in outside supplies and services which is attributable to the expansion of the electricity distribution activity to Madrid, Alicante and Valencia.

The 9M2002 net income could have been higher had Hidrocantábrico not accounted for the €37.2 million tariff deficit against the first nine months revenues, as recommended by current electricity regulation applicable for a deficit year, and for a €26.3 million generic provision accounted for under "Extraordinary Expenses and Losses".

Bandeirante
Energy Sales (GWh)	9M2002	9M2001	/_\%
Energy contracted	10,208	10,314	-1.0%
Itaipú losses	(493)	—	—
Transmission losses	(333)	(360)	7.5%

Energy delivered to distribution	9,382	9,954	-5.7%
Distribution losses	(653)	(489)	-33.5%
Rationing losses	(340)	(1,034)	67.1%
Energy sales to MAE (wholesale market)	818	97	746.3%
Residential	1,581	1,816	-12.9%
Industrial	4,476	4,967	-9.9%
Commercial	830	1,070	-22.4%
Other	684	662	3.4%
Energy sales to final customers	7,571	8,515	-11.1%

Total energy sales	8,389	8,611	-2.6%
Gross profit (R$ m)	9M2002	9M2001	/_\%
Energy acquisition	720.4	702.2	2.6%
Other direct activity costs	90.5	94.3	-4.0%

Total direct activity costs	811.0	796.5	1.8%
Electricity sales to MAE (wholesale market)	58.2	203.9	-71.4%
Residential	323.2	288.5	12.0%
Industrial	507.1	439.9	15.3%
Commercial	167.9	161.5	3.9%
Other	95.3	72.7	31.1%
Electricity sales to final customers	1,093.4	962.6	13.6%
Total electricity sales	1,151.7	1,166.5	-1.3%
Other revenues & taxes	(65.6)	(64.3)	-2.1%

Total revenues	1,086.0	1,102.2	-1.5%

Gross profit	275.1	305.7	-10.0%

In the first nine months of 2002 Bandeirante's electricity sales to final customers totalled 7,571 GWh (down 11.1% on a yearly basis) due to a decrease in consumption across all segments with special emphasis on the commercial and residential ones. The decrease in consumption during 2002 still reflects the electricity-rationing programme enforced last year by the Brazilian government, and also Brazil's economic slowdown. Although the rationing programme has ended on February 28, 2002, current consumption levels are still adversely affected by the changes on consumption habits in the affected areas. Nevertheless, last quarter already showed some signs of recover with an increase of the average monthly energy distributed in the 3Q2002.

Despite the 11.1% reduction in GWh sales to final customers, revenues from electricity sales amounted to R$1,093 million, increasing 13.6% as a result of the 19.43% yearly tariff adjustment in October 2001 and the extraordinary tariff adjustment of around 6%, implemented by ANEEL on 27 December 2001, both positively affecting the invoiced electricity sales figure to final costumers. Other revenues include, among other, federal taxes and adjustments, to the previously accounted amounts related with the assumptions made regarding the recovery of the rationing losses, which were set by ANEEL and are currently being recovered through an extraordinary tariff increase.

Bandeirante's gross profit decreased 10.0% in a yearly basis to R$275.1 as a result of: i) a decline in the volume of electricity sold to final customers; ii) the low prices of the electricity surplus sold in the wholesale market (MAE) on the first nine months of 2002 and; iii) the increase in energy costs related to the ANEEL's October 2001 adjustments to the distributors take-or-pay contracts.

Nevertheless, on a stand-alone basis the 3Q2002's gross margin increased more than 10 p.p. when compared with the 2Q2002, to 30.4% of total revenues. This increase reflects the pass-through to the final tariff of the increase in Itaipú acquisition costs between January and October 2001, approved by ANNEL on October 2001. The total pass-through amounts to R$22.5 million, and is accounted as "minus" direct activity costs in the P&L on the 3Q2002 and booked as deferred costs in the balance sheet. Also noteworthy, the criteria change of low-income consumers, occurred in June 2002, also contributed to gross margin's increase, by raising monthly invoiced electricity.

Bandeirante
Income Statement (R$ m)	9M2002	9M2001	/_\%
Electricity Sales	1,151.7	1,166.5	-1.3%
Other revenues & taxes	(65.6)	(64.3)	-2.1%
Operating Revenues	1,086.0	1,102.2	-1.5%
Energy acquisition	720.4	702.2	2.6%
Other direct activity costs	90.5	94.3	-4.0%
Direct Activity Costs	811.0	796.5	1.8%
Gross Profit	275.1	305.7	-10.0%
Gross Profit/Revenues	25.3%	27.7%	-2.4 p.p.
Sundry materials and goods for resale	5.8	4.1	39.7%
Outside supplies and services	55.1	55.9	-1.3%
Personnel costs	62.1	63.9	-2.8%
Other operating costs (or revenues)	10.0	10.6	-5.5%
Own work capitalised	(1.3)	(1.8)	28.5%
Operating Costs	131.7	132.7	-0.7%
EBITDA	143.4	173.0	-17.2%
EBITDA/Revenues	13.2%	15.7%	-2.5 p.p.
Depreciation	53.4	48.8	9.3%
Provision	—	2.3	—
EBIT	90.0	121.9	-26.2%
EBIT/Revenues	8.3%	11.1%	-2.8 p.p.
Financial Results	(46.5)	(223.4)	79.2%
Extraordinary Results	(18.6)	(11.9)	-55.8%
Income taxes	14.3	(27.9)	—

Net Income	10.6	(85.6)	—

Number of employees	9M2002	9M2001	/_\%
Number of employees	1,395	1,491	-6.4%
Investment (R$ m)	9M2002	9M2001	/_\%
Recurring investments	54.4	58.0	-6.2%
Non-recurring investments	12.5	2.7	361.6%

Total Operating Investments	66.8	60.7	10.2%

Operating costs decreased 0.7% from R$132.7 million in the 9M2001 to R$131.7 million in the 9M2002. Outside supplies and services have been negatively influenced by the inclusion of two non-recurring items: i) R$3.4 million referring to the 2001 and 2002 accumulated amount regarding an enforceable monthly fee of R$0.3 million to be paid to ANEEL and; ii) a judicial contingence in order of R$2.4 million—which was already provisioned, being therefore offset by a decrease in provisions at the extraordinary results.

EBITDA and EBIT fell 17.2% and 26.2% respectively. This is mostly explained by the significant weight of non-controllable costs in total activity costs, a situation that should change with the gradual termination of the "contratos iniciais".

Regarding capex, R$12.5 million corresponds to the modernization and automation of the distribution network, which will continue to result in lower required maintenance services and a decrease in headcount.

Bandeirante
Financial Results (R$ m)	9M2002	9M2001	/_\%
Expenses and losses	113.3	236.9	-52.2%
Interest payable	68.6	36.4	88.6%
Unfavourable foreign exchange differences	11.4	167.8	-93.2%
Other	33.2	32.7	1.7%

Financial Results	(46.5)	(223.4)	79.2%

Income and gains	66.8	13.5	395.8%
Interest receivable	66.8	13.5	395.8%
Financial Debt (R$ m)	9M2002	YE2002	Oct 2001
EPD Brasil S.A.	424.4	473.2	—
BNDES	220.4	—	—
Others	106.3	68.3	92.5
Local currency	751.1	541.5	92.5
Dollar Denominated Debt (Redeemed)	—	—	774.6
Dollar Denominated Debt (Outstanding)	46.9	16.9	18.8
Foreign Currency	46.9	16.9	793.4

Total Financial Debt	798.0	558.4	885.9
Extraordinary Results (R$ m)	9M2002	9M2001	/_\%
Expenses and losses	25.6	13.8	86.1%
Fixed assets losses	3.3	3.1	4.3%
Inventory losses	3.6	3.8	-5.1%
Bad debts	18.7	6.8	175.2%

Extraordinary Results	(18.6)	(11.9)	-55.8%

Income and gains	7.0	1.8	285.8%
Fixed assets gains	2.2	1.6	36.9%
Decrease in depreciation and provisions	4.8	0.2	2071.2%

Bandeirante's financial results improved markedly between the 9M2001 as a result of the substantial decrease in foreign exchange losses following the early redemption in January 2002 of the company's US dollar denominated debt.

Regarding the second and the third slices of BNDES loan, related to the approved recovery for the rationing losses and "Parcela A", R$184.3 million was already received in September 2002 and R$45.9 million will be received until the end of 2002. Both slices accrued interest at Selic rate between July and September 2002 in the amount of R$12.4 million (R$40 million since January 2002) accounted as interest receivable.

Extraordinary losses increased 55.8% as a result of a change in the accounting criteria regarding bad debts (which now includes accounts receivable older than 90 days vs. before accounts receivable older than six months) and also as a result of ANNEL's permission to include in this cost item bad debts from public entities.

Bandeirante
Income Statement (€ m)	9M2002	9M2001	/_\%
Electricity Sales	460.0	532.8	-13.7%
Other revenues & taxes	(15.6)	(6.8)	-129.7%
Operating Revenues	444.4	526.0	-15.5%
Energy acquisition	295.4	313.8	-5.9%
Other direct activity costs	39.7	64.3	-38.3%
Direct Activity Costs	335.1	378.2	-11.4%
Gross Profit	109.3	147.8	-26.1%
Gross Profit/Revenues	24.6%	28.1%	-3.5p.p.
Sundry materials and goods for resale	2.4	2.0	19.8%
Outside supplies and services	21.6	26.4	-18.1%
Personnel costs	24.7	30.3	-18.3%
Other operating costs (or revenues)	3.9	5.1	-23.5%
Own work capitalised	(0.6)	(0.8)	32.1%
Operating Costs	52.1	63.0	-17.3%
EBITDA	57.1	84.8	-32.6%
EBITDA/Revenues	12.9%	16.1%	-3.3p.p.
Depreciation	21.4	23.3	-8.0%
Provision	—	0.8	—
EBIT	35.7	60.8	-41.2%
EBIT/Revenues	8.0%	11.6%	-3.5p.p.
Financial Results	(18.4)	(103.2)	82.2%
Extraordinary Results	(8.3)	(6.0)	-38.0%
Income before taxation	9.1	(48.4)	—
Income taxes	5.1	(11.9)	—

Net Income	3.9	(36.5)	—

Investment (€ m)	9M2002	9M2001	/_\%
Recurring investments	14.0	23.8	-41.3%
Non-recurring investments	3.2	1.1	188.9%

Total Operating Investments	17.2	24.9	-31.0%

In Euro terms, Bandeirante's results were affected by the strong Real devaluation against the Euro, especially in September 2002 when the Brazilian currency hit the 3.8 BRL/€ mark. Between September 2001 and September 2002, Real depreciated approximately 37% against the Euro, which explains the large EBITDA and EBIT decrease.

Nevertheless, due to the strong improvement in the company's financial results following the anticipated debt redemption, Bandeirante's contribution to EDP's consolidated results was positive in the 9M2002, managing to post a net income of €3.9 million against the €36.5 million loss in the 9M2001.

Important note:

On 1 October 2001, Bandeirante began its activity with a new business configuration after the demerger (split) process, being now 96.48% controlled by EDP and fully consolidated. Therefore, for like-to-like purposes, Bandeirante's 9M2001 data presented in this section is pro-forma taking in consideration 54% of Bandeirante.

Telecoms
Operating Revenues (€ m)	9M2002	9M2001	/_\%
Voice telecommunications services	122.6	62.2	96.9%
Data telecommunications services	63.0	17.9	250.8%
Other telecommunications income	19.2	12.9	49%
Revenues from telecommunications services	204.7	93.1	119.9%
Equipment sales	18.2	16.3	11.9%
Revenues from equipment sales	18.2	16.3	11.9%

Operating revenues	222.9	109.4	103.8%
Direct Activity Costs (€ m)	9M2002	9M2001	/_\%
Cost of telecommunications services	113.3	61.4	84.7%
Cost of equipment sales	12.0	15.1	-20.3%

Direct activity costs	125.4	76.5	63.9%
Gross Profit (€ m)	9M2002	9M2001	/_\%
Gross profit on telecommunications services	91.4	31.7	188.1%
Gross profit on equipment sales	6.2	1.2	423.5%

Gross Profit	97.6	32.9	196.5%

Charts are presented on a like-for-like basis. Includes Oni Spain Comunitel and Germinus) in 9M2001.

Operating revenues generated by EDP Group's telecommunications companies climbed from €109.4 millions in the third quarter of 2001 to €222.9 million in the third quarter of 2002, from which €100.1 millions were generated by ONI Spain.

Voice services, which totalled €122.6 million, account for 59.9% of revenues from telecommunication services. By the end of September 2002, voice traffic handled by Oni and the number of equivalent client lines (CLIs), totalled 1.197,5 million minutes and 501,507 respectively, which represents a substantial increase from the 808.2 million minutes of voice traffic and the 452,184 CLIs registered at the end of the third quarter of 2001. This evolution is backed on the positive impact of the liberalization of short-distance calls (local traffic) in Portugal. For comparison purposes, 9M2001 figures regarding voice traffic and number of CLIs include the contribution of Comunitel for the full period, even thought the company was only acquired in the third quarter of 2001. During the first nine months of 2001, Comunitel recorded a voice traffic volume of 455.5 million minutes (665.2 million minutes in 9M2002 period) and 109,654 CLIs (112,411 in 9M2002 period).

Revenues from data services, which represent 30,8% of total revenues from telecommunications services, totalled €63.0 million during the period, from which €13.6 million were originated by ONI Spain. ISP services amounted to €9.7 million out of the total data services' revenues. Ending September 2002, ONI had a total of 338.408 registered Internet accounts, which translated into ISP traffic of 557 million minutes.

Direct activity costs of the telecommunications services activity rose 63.9% to €113.3 million as a result of the higher business turnover. Nevertheless, Oni's gross profit for the period improved markedly to €97.6 million, or approximately 43.8% of total revenues (up 13.7 p.p. from last year's period). This performance is due to the fact that Oni relies increasingly on its own extensive fiber optic backbone to provide direct access to a growing number of clients.

Telecoms
Operating Income Statement (€ m)	9M2002	9M2001	/_\%
Revenues from telecommunications services	204.7	93.1	119.9%
Revenues from equipment sales	18.2	16.3	11.9%
Operating revenues	222.9	109.4	103.8%
Direct activity costs	125.4	76.5	63.9%
Gross Profit	97.6	32.9	196.5%
Gross Profit/Revenues	43.8%	30.1%	13.7	p.p.
Outside supplies and services—Group	6.9	3.3	105.6%
Outside supplies and services—Non-Group	86.7	55.3	56.8%
Personnel Costs	70.9	41.6	70.3%
Other operating costs (or revenues)	(3.7)	(0.5)	-624%
Own work capitalised	(25.4)	(8.6)	-195.2%
Operating costs	135.4	91.1	48.6%
EBITDA	(37.8)	(58.2)	35.1%
EBITDA/Revenues	-17.0%	-53.2%	36.3	p.p.
Depreciation and amortisation	46.2	32.4	42.6%
Provisions	8.8	3.3	168%
EBIT	(92.8)	(93.9)	1.2%
EBIT/Revenues	-41.6%	-85.9%	44.2p.p.
Investment (€ m)	9M2002	9M2001	/_\%
Fixed line Portugal	33.0	38.5	-14.1%
Recurrent	3.9	3.3	20.0%
Non-recurring	29.1	35.2	-17.3%
Fixed line Spain	32.1	9.6	235.1%
Recurring	3.0	1.3	129.4%
Non-recurring	29.1	8.3	252.1%
Mobile	154.3	28.0	450.8%
Recurring	5.9	0.9	587.0%
Non-recurring	148.4	27.2	446.5%

Total operating investment	219.4	76.1	188.5%
Number of employees	9M2002	9M2001	/_\%
Fixed Line Portugal	744	746	-0.3%
Fixed Line Spain	655	603	8.6%
Mobile	360	293	22.9%

Total	1,759	1,642	7.1%

Total operating costs rose to €135.4 million, an increase of 48.6% in comparison with last year's figure for the same period. This relatively small increase in light of the raise in the Group's turnover reflects the cost cutting programme implemented by Oni's management in late 2001.

Outside Suplies and Services reached €93.6 million during the period (from which 26% come from ONI Spain), which represents a 59.6% increase from last year's period. The main contributors for this evolution are: i) client acquisition costs in the fixed business; ii) network costs; iii) and other Professional Services, namely IT.

Personnel Costs increased significantly during the period, mostly due to the inclusion of Comunitel in 9M2002 figures for the full period (9M2001 figures include Comunitel's contribution only for the 3Q2001), and to the start-up of the mobile operations. The fixed business accounts for approximately 75.4% of Oni's total personnel costs.

Regarding operating investments the main drivers for the increase in capex were the start-up of the mobile operation (ONI Way's investment totalled €154.3 million), the expansion of the network in the fixed business (namely Lisbon and Porto MAN) and direct access infrastructure (xDSL deployment both in Portugal and Spain). Fixed line operational investment in Spain increased significantly due to: i) the acquisition of some cable access rights (IRU—Indefeasible Right of Use) for €11.2 millions; ii) the incorporation of Grapes Espanha assets into Comunitel's Balance Sheet that resulted from the merger of the two companies (€4.6 millions); and iii) the expansion of call centres €1.7 millions.

Information Technology
Operating Income Statement (€ m)	9M2002	9M2001	/_\%
Sales	39.5	31.4	25.8%
Services Provided	173.7	122.5	41.8%
Operating Revenues	213.2	153.9	38.5%
Sundry materials and goods for resale	28.9	29.4	-1.7%
Outside supplies and services — Group	43.0	7.1	508.4%
Outside supplies and services — Non-group	60.5	55.8	8.4%
Personnel Costs	57.7	37.0	56.1%
Other operating costs (or revenues)	(2.6)	(2.0)	-28.9%
Own work capitalised	(4.0)	(6.1)	34.2%
Operating Costs	183.5	121.2	51.4%
EBITDA	29.7	32.8	-9.4%
EBITDA/Operating Revenues	13.9%	21.3%	-7.4p.p.
Depreciation and amortisation	13.2	15.3	-13.7%
Provisions	0.2	0.3	-28.2%
EBIT	16.2	17.1	-5.2%
EBIT/Operating Revenues	7.6%	11.1%	-3.5p.p.
Number of employees	9M2002	9M2001	/_\%
Number of Employees	1,818	1,205	50.9%

Edinfor's operating revenues rose 38.5% from €153.9 million in the 9M2001 to €213.2 million in the 9M2002. The services provided item, which represents 81.5% of total revenues, was the main contributor to this increase, as a result of the continued involvement of the Edinfor Group companies in the development and installation of SAP-related projects. From the €213.2 million of total operating revenues, 40% or €85.6 million corresponds to sales and services provided to non-EDP Group companies.

In the 9M2002, operating costs totalled €183.5 million, increasing 51.4% from the 9M2001 figure. This increase, is largely attributable to a raise in outside supplies and services and personnel costs, and reveals the Group's efforts to cope with the higher demand for its services.

Operating income declined 5.2% to €16.2 million when compared with the same period in 2001, as a result of the strong increase in personnel costs and the fact that the company, following the transfer of some information systems' assets to EDP Distribuição, gave-up on some of the intra-Group revenues it previously earned from the provision of this service to EDP's electricity distribution company.

Consolidated Financial Results
Financial Results (€ m)	9M2002	9M2001	/_\%
Interest receivable / (payable)	(197.0)	(174.8)	-12.7%
Gains/(losses) from group&assotiated companies	(43.1)	(20.7)	-108.1%
Goodwill amortization	(33.1)	(42.2)	21.4%
Unfavourable foreign exchange differences	(9.3)	(67.3)	86.2%
Favourable foreign exchange difference	77.0	17.9	330.1%
Investment income	25.2	7.1	255.7%
Other	(24.4)	(8.6)	-182.9%

Financial results	(204.8)	(288.7)	29.1%

Income from Equity Method (€ m)	9M2002	9M2001	/_\%
REN (30%)	14.7	14.5	1.6%
IVEN (Escelsa/Enersul) (92.48%) (1)	(63.4)	(36.8)	-72.5%
HidroCantábrico (19% × 50%)(2)	5.6	—	—
Other	—	1.6	—

Total	(43.1)	(20.7)	-108.1%
(1)
Escelsa and Enersul were equity consolidated as at September 30, 2002. EDP owns 92.48% of Iven. Iven owns 52.27% Escelsa. Escelsa owns 65.20% of Enersul.

(2)
Hidrocantábrico was equity consolidated (19% × 50%) for the first five months of 2002 (through May 30, 2002). From June until September 2002 it was proportionally consolidated in accordance with EDP's stake in its holding company Adygesinval (40%).

Goodwill amortization (€ m)	9M2002	9M2001	/_\%
CERJ	—	7.1	—
EBE	9.6	9.6	0.0%
IVEN	13.8	13.8	0.0%
OPTEP	—	6.4	—
ACE Holding	2.2	2.2	0.0%
Comunitel	7.5	3.0	149.1%

Total	33.1	42.2	-21.4%

The Group's financial results improved by €83.9 million, or 29.1% when compared with the 9M2001. This performance is essentially explained by following factors:

1.  An increase of €22.2 million in net interest expenses between the 9M2001 and the 9M2002 as a result of the increase in net debt, which was not offset by the decrease in the average annual interest rate (net interest expense at the end of the period / net debt at the end of the period) from 4.13% to 3.02%;

2.  An increase in investment income that reflects the cash dividends received in 2002 from BCP (€14.9 million) and GalpEnergia (€5.4 million) whereas in 2001, BCP paid a stock-dividend and GalpEnergia did not distribute dividends.

3.  A reduction in foreign exchange losses as a result of the early repayment of Bandeirante's dollar-denominated debt in the end of 2001;

4.  A net negative contribution from group and associated companies of €43.1 million in the 9M2002 compared with a negative contribution of €20.7 million in the 9M2001. Losses from group and associated companies mainly reflect the negative impact of the Real devaluation on Escelsa and Enersul's (IVEN) dollar-denominated debt through September 30, 2002. This was partly offset by a positive contribution from REN and Hidrocantábrico and mainly by an increase in forex gains as a result of the creation in EDP S.A.'s balance sheet of a US$ asset used to cover part of its share of Escelsa and Enersul's US$ debt. Between January 2002 and September 30, 2002 EDP S.A. acquired US$165.3 million for this purpose. The forex gain accountable for this US$ asset at EDP Holding level amounts to €57.1 million by 9M2002.

Escelsa/Enersul USD debt (US$ m)	9M2002
Escelsa USD denominated Debt (48.3%)	216.6
of which hedged at Escelsa	45.7
Enersul USD denominated Debt (31.5%)	16.9
of which hedged at Enersul	7.8

Unhedged USD debt at Escelsa and Enersul	180.1

USD asset at EDP S.A.	165.3

Consolidated Extraordinary Results
Extraordinary Results (€ m)	9M2002	9M2001	/_\%
Fixed assets gains / (losses)	17.5	0.3	—
Decrease / (increase) in deprec. and provisions	22.5	3.7	505.4%
Prior year adjustment (net)	(4.8)	6.1	—
Hydrological correction	—	38.0	—
Depreciation of subsidies and concessions	56.4	46.3	21.9%
Bad debts	(0.7)	(0.7)	-7.5%
Inventory gains / (losses)	(1.5)	(1.7)	10.6%
Other gains / (losses)	(25.5)	(20.2)	-25.9%

Extraordinary Results	63.9	71.9	-11.1%
9M2001 Hydrological Fund (€ m)
	Changes to the Hydrological Fund
Initial Balance (31 Dec 2000)	9M01	Financial Costs	EDP Extraordinary Income	Final Balance (30 Sep 2001)
365.5	45.1	15.1	38.0	387.7
9M2002 Hydrological Fund (€ m)
	Changes to the Hydrological Fund
Initial Balance (31 Dec 2001)	9M02	Financial Costs	EDP Extraordinary Income	Final Balance (30 Sep 2002)
387.5	(95.7)	8.6	—	300.4

The EDP Group's net extraordinary results amounted in the 9M2002 to €63.9 million. This year EDP has not recognized the extraordinary income booked in the 9M2001 associated with the hydrological correction account's surplus, on the grounds that the 9M2002 was a particularly dry period.

Regarding the disposal of OPTEP, we would like to point out that even though the exercise period of EDP's call option over the sold shares terminated last September, the group still retains for a period of three years an exposure to the variations in the value of the shares sold on March 2002, which results from the derivative financial instrument that was contracted at the time. As such, and in accordance with the principle of prudence, the relevant capital gain arising from this sale remains deferred and was not yet reflected in the 9M2002 results.

For what concerns the capital gain related to the sale of the Group's shareholding in Redal, this operation has only been recently approved by the relevant Moroccan authorities (October 2002) and therefore has not yet been reflected in this quarter's results.

Consolidated Income Statement
Consolidated Income Statement (€ m)	9M2002	9M2001	/_\%
Electricity Sales	4,305.5	3,725.1	15.6%
Other Sales	62.2	51.3	21.4%
Services Provided	282.3	199.2	41.7%
Operating Revenues	4,650.0	3,975.6	17.0%
Electricity	2,168.4	1,784.5	21.5%
Fuel	370.5	246.6	50.2%
Sundry materials and goods for resale	116.8	131.3	-11.1%
Outside supplies and services	460.1	386.7	19.0%
Personnel costs	474.8	395.6	20.0%
Concession fees	118.3	109.8	7.8%
Other operating costs (or revenues)	(9.3)	(0.3)	-3129.1%
Own work capitalised	(153.8)	(155.6)	1.2%
Operating costs	3,546.0	2,898.6	22.3%
EBITDA	1,104.0	1,077.0	2.5%
EBITDA/Revenues	23.7%	27.1%	-3.3p.p.
Depreciations	523.2	484.8	7.9%
Provisions	87.3	38.6	126.5%
EBIT	493.4	553.6	-10.9%
EBIT/Revenues	10.6%	13.9%	-3.3p.p.
Financial Results	(204.8)	(288.7)	29.1%
Extraordinary Results	63.9	71.9	-11.1%
Income before taxation	352.6	336.9	4.7%
Income Taxes	142.9	121.9	17.2%
Minorities	(57.6)	(49.8)	-15.7%

Net Income	267.3	264.7	1.0%

Adjusted Cash Flow and Consolidated Balance Sheet
Cash Flow (€ m)	9M2002	9M2001	/_\%
Net Income	267.3	264.7	1.0%
Depreciation	523.2	484.8	7.9%
Provisions	87.3	38.6	126.5%

Cash-Flow	877.9	788.1	11.4%
Tariff Adjustment	(32.5)	(14.7)	-121.7%
Hydrological Correction	(95.7)	45.1	—
Hydrological Account Interest	8.6	15.1	-43.3%

Adjusted Cash-Flow	758.3	833.6	-9.0%
Assets (€ m)	9M2002	9M2001
Currents assets
Cash and cash equivalents	68.0	294.8
Accounts receivable — trade, net	773.3	730.3
Shareholders	8.8	238.6
Accounts receivable — other, net	544.4	470.6
Inventories	178.4	110.6

	1,572.9	1,844.9
Long-term receivables	275.5	130.9
Investments, net	3,381.3	2,912.9
Fixed assets, net	10,406.2	9,539.1
Other assets, net	1,319.1	853.9
Accrued income	271.0	170.8
Prepaid expenses	580.1	509.1

Total assets	17,806.0	15,961.7

Liabilities (€ m)	9M2002	9M2001
Current liabilities
Short-term debt and current portion of long-term debt	3,293.1	2,053.4
Accounts payable — trade, net	783.1	585.2
State and other public entities	71.6	48.5
Accounts payable — other, net	274.0	238.1

	4,421.8	2,925.2
Long-term debt	4,274.1	3,878.7
Accrued pension liabilities	—	0.1
Provisions	807.0	663.7
Hydrologic correction account	300.4	387.7
Other liabilities	85.9	201.2
Accrued expenses	357.6	319.8
Deferred income	1,526.6	1,501.3

Total liabilities	11,773.3	9,877.6

Minority interest	182.0	157.8

Shareholders' equity (€ m)	9M2002	9M2001
Share capital	2,961.2	2,973.8
Revaluation reserves	2,020.9	2,020.9
Legal reserves	243.7	221.2
Other reserves	(104.1)	(11.6)
Retained earnings	461.7	457.3
Net income for the year	267.3	264.7
Sharehoders' equity	5,850.7	5,926.3

Total liabilities and shareholders' equity	17,806.0	15,961.7

Income Statement by Business Areas
9M2002 (€ m)	EDP Produção	EDP Distribuição	HC(1)	Bandeirante	Telecom	Information Technology	Other & Consol. Adj.	Consolidated
Electricity Sales	1,078.0	2,583.7	185.0	444.4	—	—	14.4	4,305.5
Other Sales	9.6	1.3	—	—	18.2	39.5	(6.4)	62.2
Services Provided	16.7	18.3	—	—	204.7	173.7	(131.0)	282.3
Operating Revenues	1,104.2	2,603.3	185.0	444.4	222.9	213.2	(123.0)	4,650.0
Electricity	14.2	1,748.7	93.2	335.1	—	—	(22.8)	2,168.4
Fuel	370.5	—	—	—	—	—	—	370.5
Sundry materials and goods for resale	3.6	50.8	19.1	2.4	125.4	28.9	(113.3)	116.8
Outside supplies and services	48.5	147.3	17.9	21.6	93.6	103.5	27.7	460.1
Personnel costs	90.8	289.7	10.3	24.7	70.9	57.7	(69.3)	474.8
Concession fees	2.7	115.3	—	—	—	—	0.3	118.3
Other operating costs (or revenues)	(3.0)	(8.7)	(2.6)	3.9	(3.7)	(2.6)	7.4	(9.3)
Own work capitalised	(17.2)	(102.8)	(1.1)	(0.6)	(25.4)	(4.0)	(2.6)	(153.8)
Operating costs	510.0	2,240.3	136.8	387.2	260.8	183.5	(172.6)	3,546.0
EBITDA	594.2	363.0	48.2	57.1	(37.8)	29.7	49.6	1,104.0
EBITDA/Revenues	53.8%	13.9%	26.1%	12.9%	-17.0%	13.9%	—	23.7%
Depreciations	169.9	246.7	14.0	21.4	46.2	13.2	11.8	523.2
Provisions	15.4	42.7	2.3	—	8.8	0.2	17.9	87.3
EBIT	408.9	73.6	31.9	35.7	(92.8)	16.2	19.9	493.4
EBIT/Revenues	37.0%	2.8%	17.3%	8.0%	-41.6%	7.6%	—	10.6%
Financial Results	(63.9)	(20.9)	(4.8)	(18.4)	(33.0)	(8.9)	(54.9)	(204.8)
Extraordinary Results	12.4	74.0	(4.0)	(8.3)	22.2	(0.3)	(32.0)	63.9
Income before taxation	357.4	126.6	23.1	9.1	(103.6)	7.0	(67.0)	352.6
Income taxes	139.9	41.8	8.4	5.1	(10.7)	2.9	(44.6)	142.9
Minority interests	—	—	(0.1)	—	(54.7)	0.2	(3.0)	(57.6)
Net Income	217.5	84.8	14.8	3.9	(38.3)	3.9	(19.4)	267.3

Note: Business segment accounts not audited
(1)    40% of June 2002 to September 2002.

Income Statement by Business Areas
9M2001 (€ m)	EDP Produção	EDP Distribuição	HC(1)	Bandeirante	Telecom	Information Technology	Other & Consol. Adj.	Consolidated
Electricity Sales	916.9	2,415.0	—	417.8	—	—	(24.6)	3,725.1
Other Sales	8.9	0.8	—	—	16.3	31.4	(6.2)	51.3
Services Provided	9.2	14.1	—	—	93.1	122.5	(39.6)	199.2
Operating Revenues	935.1	2,429.9	—	417.8	109.4	153.9	(70.4)	3,975.6
Electricity	2.1	1,510.4	—	304.6	—	—	(32.7)	1,784.5
Fuel	246.6	—	—	—	—	—	—	246.6
Sundry materials and goods for resale	2.5	80.8	—	1.6	76.5	29.4	(59.4)	131.3
Outside supplies and services	51.7	154.1	—	24.3	58.6	62.9	35.1	386.7
Personnel costs	80.3	274.8	—	24.3	41.6	37.0	(62.4)	395.6
Concession fees	3.0	106.8	—	—	—	—	0.0	109.8
Other operating costs (or revenues)	(0.4)	(9.6)	—	4.1	(0.5)	(2.0)	8.1	(0.3)
Own work capitalised	(19.4)	(111.6)	—	(0.7)	(8.6)	(6.1)	(9.3)	(155.6)
Operating costs	366.5	2,005.7	—	358.1	167.6	121.2	(120.5)	2,898.6
EBITDA	568.6	424.1	—	59.6	(58.2)	32.8	50.1	1,077.0
EBITDA/Revenues	60.8%	17.5%	—	14.3%	-53.2%	21.3%	—	27.1%
Depreciations	168.7	241.2	—	18.7	32.4	15.3	8.5	484.8
Provisions	7.3	32.9	—	—	3.3	0.3	(5.2)	38.6
EBIT	392.7	150.0	—	41.0	(93.9)	17.1	46.8	553.6
EBIT/Revenues	42.0%	6.2%	—	9.8%	-85.9%	11.1%	—	13.9%
Financial Results	(51.6)	(2.6)	—	(78.5)	(31.9)	(6.2)	(117.9)	(288.7)
Extraordinary Results	3.0	49.9	—	(3.1)	3.2	(0.7)	19.6	71.9
Income before taxation	344.1	197.3	—	(40.6)	(122.6)	10.2	(51.5)	336.9
Income taxes	124.7	59.3	—	(12.0)	(11.1)	3.2	(42.3)	121.9
Minority interests	—	—	—	—	(50.5)	1.3	(0.6)	(49.8)
Net Income	219.3	138.0	—	(28.6)	(61.0)	5.6	(8.7)	264.7

Note: Business segment accounts not audited
(1)    Bandeirante's 9M2001 figures in this section corresponds to the first eight months of 2001.

Balance Sheet by Business Areas
9M2002 (€ m)	EDP Produção	EDP Distribuição	HC(1)	Bandeirante	Telecom	Information Technology	Consolidated
Intangible assets	3.3	0.2	7.1	—	525.3	7.0	1,319.1
Fixed assets	4,256.8	4,237.6	703.4	228.0	413.8	101.5	10,406.2
Financial Investments	10.5	0.2	97.1	0.2	3.3	69.0	3,381.3
Current assets	631.4	582.6	203.0	152.1	208.5	133.9	1,572.9
Long-term receivables	—	129.2	16.2	130.9	0.1	—	275.5
Accruals and deferrals	23.3	15.1	3.8	30.5	94.3	40.8	851.1

Total assets	4,925.3	4,964.8	1,030.7	541.7	1,245.4	352.2	17,806.0

Provisions	117.0	293.8	27.0	14.4	7.8	1.8	807.0
Hydrologic correction account	—	—	—	—	—	—	300.4
Financial debt	2,428.1	1,164.6	361.5	215.7	647.4	89.8	7,567.2
Other medium and long term liabilities	15.0	—	21.2	89.6	56.1	1.6	85.9
Other short term liabilities	447.0	687.3	163.2	101.7	191.0	158.3	1,128.7
Accruals and deferrals	97.1	1,308.6	21.5	0.8	86.4	29.3	1,884.1

Total liabilities	3,104.3	3,454.3	594.3	422.2	988.8	280.8	11,773.3

Minority interests	34.3	—	4.6	—	105.4	6.9	182.0
Shareholders' equity	1,786.7	1,510.5	431.8	119.4	151.2	64.4	5,850.7

Total liabilities and shareholders' equity	4,925.3	4,964.8	1,030.7	541.7	1,245.4	352.2	17,806.0

Note: Business segment accounts not audited
(1)    40% consolidation

Balance Sheet by Business Areas
9M2001 (€ m)	EDP Produção	EDP Distribuição	HC(1)	Bandeirante	Telecom	Information Technology	Consolidated
Intangible assets	4.1	0.2	—	—	533.6	6.3	1,136.2
Fixed assets	4,273.1	4,248.5	—	432.8	256.1	117.2	9,843.8
Financial Investments	29.1	0.2	—	0.3	3.9	73.0	3,023.6
Current assets	516.2	517.1	—	205.4	196.3	115.9	1,385.8
Long-term receivables	1.4	91.1	—	272.2	—	—	102.9
Accruals and deferrals	5.9	111.0	—	17.2	82.5	12.4	740.9

Total assets	4,829.7	4,968.1	—	927.9	1,072.4	324.7	16,233.1

Provisions	110.1	282.0	—	25.8	0.9	1.9	831.5
Hydrologic correction account	—	—	—	—	—	—	387.5
Financial debt	2,460.0	960.0	—	272.9	424.0	69.4	5,799.1
Other medium and long term liabilities	15.0	871.8	—	168.8	73.7	0.2	83.8
Other short term liabilities	329.4	33.8	—	232.4	166.3	164.6	1,057.0
Accruals and deferrals	99.0	1,241.7	—	5.8	38.8	14.3	1,736.8

Total liabilities	3,013.5	3,389.2	—	705.8	703.7	250.3	9,895.7

Minority interests	34.9	—	—	—	112.0	8.0	240.7
Shareholders' equity	1,781.3	1,578.9	—	222.2	256.7	66.3	6,096.8

Total liabilities and shareholders' equity	4,829.7	4,968.1	—	927.9	1,072.4	324.7	16,233.1

Note: Business segment accounts not audited